Filed by Banyan Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Banyan Acquisition Corporation

Commission File No. 001-41236

The following is an email invitation to a virtual investor day, first made available on November 7, 2023.

YOU'RE INVITED

Pinstripes De-SPAC Webinar

Tuesday, November 21, 2023
12:00 PM - 1:00 PM

REGISTER

Please Join Us

Pinstripes is a best-in-class experiential dining and entertainment brand, combining bistro, bowling, bocce and private event space. Led by its Founder and CEO, Dale Schwartz, Pinstripes provides a “home away from home” where guests can celebrate life while enjoying delicious food, entertainment and socializing. Despite the increase in virtual connectivity over the last several years, people feel less connected than ever before and are seeking ways to bring back the human-to-human connections that have been lost. Pinstripes addresses this problem by offering curated experiences to create meaningful connections, and the Company sits at the confluence of three dynamic markets with broad consumer appeal: casual dining, entertainment and private events. With 14 venues now open in eight states and Washington D.C. and five more under construction, Pinstripes is capitalizing on its sizable domestic white-space growth opportunity.

Pinstripes plans to go public through a merger agreement with Banyan Acquisition Corporation (NYSE: BYN), a special purpose acquisition company, or SPAC. Upon closing of the transaction, Pinstripes will become a publicly-listed company and will be listed on the New York Stock Exchange under the ticker “PNST”.

For details on what’s next, sign up to view the webinar with Pinstripes Founder & CEO Dale Schwartz and CFO Tony Querciagrossa as well as Banyan Chairman Jerry Hyman and CEO Keith Jaffee.

REGISTER

Featured Speakers

Dale Schwartz	Tony Querciagrossa

Pinstripes	Pinstripes

Jerry Hyman	Keith Jaffee

Banyan Acquisition Corp.	Banyan Acquisition Corp.

Questions?

Please reach out to us at ICREvents@icrinc.com

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About Pinstripes, Inc.

Born in the Midwest, Pinstripes, Inc.’s (“Pinstripes”) best-in-class venues offer a combination of made-from-scratch dining, bowling and bocce and flexible private event space. From its full-service Italian-American food and beverage menu to its gaming array of bowling and bocce, Pinstripes offers multi-generational activities seven days a week. Its elegant and spacious 25,000 – 38,000 square foot venues can accommodate groups of 20 to 1,500 people for private events, parties, and celebrations. For more information on Pinstripes, led by Founder and CEO Dale Schwartz, please visit www.pinstripes.com.

About Banyan Acquisition Corporation

Banyan Acquisition Corporation (NYSE: BYN) (“Banyan”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Banyan is led by Chairman Jerry Hyman and Chief Executive Officer Keith Jaffee. For more information on Banyan, please visit www.banyanacquisitioncorp.com.

Additional Information and Where to Find It

On November 1, 2023, Banyan filed with the Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which included a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed business combination transaction and related matters as described in the Registration Statement. After the Registration Statement is declared effective, Banyan and Pinstripes will mail a definitive joint proxy statement/consent solicitation statement/prospectus and other relevant documents to their respective stockholders. Banyan’s stockholders, Pinstripes' stockholders and other interested persons are advised to read the preliminary joint proxy statement/consent solicitation statement/prospectus, any amendments thereto, and, when available, the definitive joint proxy statement/consent solicitation statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the business combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the business combination, because the definitive joint proxy statement/consent solicitation statement/prospectus will contain important information about Banyan and Pinstripes and the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that Banyan or Pinstripes will send to their stockholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of Banyan as of a record date to be established for voting on the proposed business combination and related matters and will be sent to stockholders of Pinstripes. Stockholders may obtain copies of the definitive joint proxy statement/consent solicitation statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements.” Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others relating to the business combination and the definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors and (11) Pinstripes’ estimates of operating results. The foregoing list of factors is not exhaustive.

Stockholders and prospective investors should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

Stockholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.